FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on the Phase III NEPTUNE trial

21 August 2019 07:00 BST

Update on the Phase III NEPTUNE trial of Imfinzi plus
tremelimumab in Stage IV non-small cell lung cancer

AstraZeneca today announced final overall survival (OS) results from the Phase III NEPTUNE trial, a randomised, open-label, multi-centre, global trial of Imfinzi (durvalumab) in combination with tremelimumab, an anti-CTLA4 antibody, vs. standard-of-care (SoC) platinum-based chemotherapy in previously-untreated Stage IV (metastatic) non-small cell lung cancer (NSCLC) patients. The trial was performed in an all-comers population, and the primary analysis population was patients with a high tumour mutational burden (TMB). TMB is a measurement of the number of mutations within the genome (DNA) of a tumour, and tumours with high levels of TMB may be more visible to the immune system.1,2

In the primary analysis population of patients whose blood TMB was 20 or more mutations per megabase (mut/Mb), the combination of Imfinzi and tremelimumab did not meet the primary endpoint of improving OS compared to SoC chemotherapy. The safety and tolerability profile for the combination of Imfinzi and tremelimumab was consistent with previous trials.

José Baselga, Executive Vice President, Oncology R&D said: "We are fully committed to a deep analysis of the vast clinical and biomarker data from this trial to gain further insights to improve Immuno-Oncology approaches for patients with metastatic non-small cell lung cancer."

AstraZeneca will submit the full results for presentation at a forthcoming medical meeting.

Imfinzi is also being tested as monotherapy in the Phase III PEARL trial, and in combination with chemotherapy with or without tremelimumab in the Phase III POSEIDON trial as part of an extensive late-stage Immuno-Oncology programme in Stage IV NSCLC.

About NEPTUNE
The NEPTUNE trial is a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi in combination with tremelimumab vs. SoC platinum-based chemotherapy in the 1st-line treatment of patients with Stage IV (metastatic) NSCLC. The trial population included patients with non-squamous or squamous histologies, no epidermal growth factor receptor (EGFR) or anaplastic lymphoma kinase (ALK) mutation and the full range of PD-L1 expression levels. The primary endpoint was OS in patients with high blood TMB defined as ≥ 20 mut/Mb.

The trial is being conducted in more than 200 centres across 29 countries, including the US, Europe, South and Central America, the Middle East and Asia.

About Stage IV NSCLC
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one-fifth of all cancer deaths.3 Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC.4 Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.5Lung cancer patients are most commonly diagnosed after the tumour has spread outside of the lung.6 For these patients with metastatic disease, prognosis is particularly poor, as only 1 in 10 will be alive five years after diagnosis.7

About Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved for unresectable, Stage III NSCLC in 49 countries including the US, Japan, and across the EU, based on the Phase III PACIFIC trial. Imfinzi is also approved for previously-treated patients with advanced bladder cancer in the US, Canada, Brazil, Australia, Israel, India, United Arab Emirates, Qatar, Macau and Hong Kong.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, small-cell lung cancer (SCLC), bladder cancer, head and neck cancer, liver cancer, cervical cancer, biliary tract cancer and other solid tumours.

About tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation and boosting the immune response to cancer. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, bladder cancer, head and neck cancer, liver cancer and blood cancers.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso (osimertinib), and ongoing Phase III trials ADAURA, LAURA, FLAURA and FLAURA2 as well as the Phase II combination trials SAVANNAH and ORCHARD.8-10

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents approximately three-quarters of all patients with lung cancer.11 Imfinzi (durvalumab), an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials NEPTUNE, POSEIDON, PEARL, and CASPIAN) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, PACIFIC-2, ADRIATIC, ADJUVANT BR.31, PACIFIC-4, and PACIFIC-5) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

About AstraZeneca's approach to Immuno-Oncology (IO)
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. Our IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. We believe that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

We are pursuing a comprehensive clinical-trial programme that includes Imfinzi (anti-PDL1) as monotherapy and in combination with tremelimumab (anti-CTLA4) in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine our IO portfolio with radiation, chemotherapy, small targeted molecules from across our Oncology pipeline, and from our research partners, may provide new treatment options across a broad range of tumours.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. ESMO. "Tumour Mutational Load: ESMO Biomarker Factsheet." Available at: http://oncologypro.esmo.org/Education-Library/Factsheets-on-Biomarkers/Tumour-Mutational-Load  Date Accessed: August 2019.
2. Huang A, et al. T-cell invigoration to tumour burden ratio associated with anti-PD-1 response. Nature. 2017;454:60-65.
3. World Health Organization. International Agency for Research on Cancer. Available athttp://globocan.iarc.fr/Pages/fact_sheets_population.aspx. Accessed August 2019.
4. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed August 2019.
5. Cancer.Net. Lung Cancer - Non-Small Cell: Stages. Available at https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/stages. Accessed August 2019.
6. Ridge C, et al. Epidemiology of Lung Cancer. Semin Intervent Radiol. 2013;30:93-98.
7. Cancer.Net. Lung Cancer - Non-Small Cell - Statistics." Available at www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics. Accessed August 2019.
8. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
9. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
10. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
11. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary